EXHIBIT 11.1

RIMAGE CORPORATION
COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK

Basic net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing net income by the weighted average number of shares of common stock and common share equivalents outstanding, unless the result is anti-dilutive. A total of 2,969 and 10,827 assumed conversion shares for the three- and nine-month periods ended September 30, 2004, respectively, and 4,236 and 8,100 assumed conversion shares for the three- and nine-month periods ended September 30, 2003, respectively, were excluded from the net income per share computation as their effect is anti-dilutive. The following is a summary of the weighted average common shares outstanding and assumed conversion shares:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Shares outstanding at end of period	9,354,645	9,093,712	9,354,645	9,093,712

Weighted average shares of common stock outstanding	9,339,208	9,066,835	9,265,451	8,872,558
Weighted average shares of assumed
conversion shares	580,363	767,792	645,553	797,323

Weighted average shares of common stock and
assumed conversion shares	9,919,571	9,834,627	9,911,003	9,669,881

Net income	$2,110,359	$1,979,579	$5,973,154	$5,200,805

Basic net income per common share	$0.23	$0.22	$0.64	$0.59

Diluted net income per common share	$0.21	$0.20	$0.60	$0.54